SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

 Enclosure: Press Release - Copa Holdings Reports Net Income of US$55.2 Million and EPS of US$1.26 for the Second Quarter of 2009

Copa Holdings Reports Net Income of US$55.2 Million and EPS of US$1.26 for the Second Quarter of 2009
Excluding special items, adjusted net income came in at $28.1 million or $0.64 per share

Panama City, Panama — August 05, 2009.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the second quarter of 2009 (2Q09). The terms “Copa Holdings" or "the Company" refer to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented in accordance with U.S. GAAP.  Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2008 (2Q08).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$55.2 million for 2Q09, or diluted earnings per share (EPS) of US$1.26, an increase of 81.3% as compared to net income of US$30.4 million or diluted EPS of US$0.70 in 2Q08.

•
Excluding special items, which for 2Q09 included a US$27.1 million non-cash gain associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of US$28.1 million, or diluted EPS of $0.64, compared to an adjusted net income of US$24.8 million or EPS of US$0.57 for 2Q08.  See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in the financial tables section of this earnings release.

•
Passenger traffic for the months of May and June were negatively affected as a result of the H1N1 flu crisis, which resulted in lower overall demand for intra-Latin America travel, especially to and from Mexico. The Company estimates that the H1N1 flu crisis reduced consolidated passenger revenue by approximately US$12 million.

•
Operating income for 2Q09 came in at US$36.8 million, despite a US$12.8 million realized fuel hedge loss, representing an increase of 17.8% as compared to operating income of US$31.2 million for 2Q08, which included a US$7.5 million realized fuel hedge gain. Operating margin increased from 10.5% to 13.2%.

•
In 2Q09, total revenues reached US$277.6 million, representing a 6.8% decline, on a 16.5% capacity expansion.  Yield per passenger mile decreased 13.3% to 15.6 cents and operating revenue per available seat mile (RASM) decreased 20.0% to 11.4 cents.

•
Revenue passenger miles (RPMs) increased 7.5% from 1.56 billion in 2Q08 to 1.68 billion in 2Q09, and available seat miles (ASMs) increased 16.5% from 2.09 billion in 2Q08 to 2.44 billion in 2Q09, with the Copa Airlines segment increasing 18.1% year-over-year and Aero Republica increasing 8.9%.  Consolidated load factor decreased 5.7 percentage points to 68.7%. Break-even load factor for 2Q09 decreased 6.7 percentage points to 59.7% from 66.4% in 2Q08.

•	Operating cost per available seat mile (CASM) decreased 22.5%, from 12.7 cents in 2Q08 to 9.9 cents in 2Q09. CASM, excluding fuel costs, decreased 9.1% from 7.8 cents in 2Q08 to 7.1 cents in 2Q09.

•	Cash, short term and long term investments ended the quarter at US$394.3 million, representing 31% of the last twelve months’ revenues.

•
Copa Holdings ended the quarter with a consolidated fleet of 58 aircraft.  Copa Airlines fleet consisted of 43 aircraft, including 28 Boeing 737 Next Generation and 15 Embraer-190’s. Aero Republica’s fleet consisted of 15 aircraft, including 11 Embraer-190’s and four MD-80’s.

•	For 2Q09, Copa Airlines reported on-time performance of approximately 90% and a flight-completion factor of 99.5%, maintaining its position among the best in the industry.

RECENT DEVELOPMENTS

•
On July 16, Copa Airlines and Boeing announced an order for 13 Boeing 737-800 aircraft, plus options for an additional 8.  At Boeing list prices, the new order will represent a total investment of approximately US$1 billion. Deliveries of the 13 newly ordered aircraft will begin in 2012 and end in 2015, with the 8 additional options available for delivery between 2015 and 2017.

•
On July 23, Copa Holdings announced it has obtained final loan guarantee commitments from the Export-Import Bank of the United States (EX-IM Bank) to support the purchase and financing of two Boeing 737-800 Next Generation aircraft scheduled for delivery in 2009, as well as preliminary commitments for 10 additional aircraft scheduled for delivery between 2010 and 2012.

Consolidated Financial & Operating Highlights	2Q09	2Q08	% Change		1Q08	% Change
RPMs (millions)	1,676	1,559	7.5%		1,807	-7.3%
ASMs (mm)	2,438	2,093	16.5%		2,430	0.3%
Load Factor	68.7%	74.5%	-5.7	p.p.	74.4%	-5.6	p.p.
Yield	15.6	18.0	-13.3%		16.2	-3.7%
PRASM (cents)	10.7	13.4	-20.0%		12.1	-11.0%
RASM (cents)	11.4	14.2	-20.0%		12.7	-10.4%
CASM (cents)	9.9	12.7	-22.5%		9.9	0.1%
CASM Excl. Fuel (cents)	7.1	7.8	-9.1%		6.8	3.0%
Breakeven Load Factor (2)	59.7%	66.4%	-6.7	p.p.	57.5%	2.2	p.p.
Operating Revenues (US$ mm)	277.6	297.9	-6.8%		308.8	-10.1%
EBITDAR (US$ mm) (1)	91.2	66.7	36.6%		111.4	-18.2%
Adjusted EBITDAR (US$ mm) (1)(2)	64.1	61.1	5.0%		95.3	-32.7%
EBITDAR Margin (1)	32.8%	22.4%	10.4	p.p.	36.1%	-3.3	p.p.
Adjusted EBITDAR Margin (1)(2)	23.1%	20.5%	2.6	p.p.	30.9%	-7.8	p.p.
Operating Income (US$ mm)	36.8	31.2	17.8%		68.9	-46.7%
Operating Margin	13.2%	10.5%	2.8	p.p.	22.3%	-9.1	p.p.
Net Income (US$ mm)	55.2	30.4	81.3%		71.6	-23.0%
Adjusted Net Income (US$ mm) (2)	28.1	24.8	13.5%		55.5	-49.3%
EPS - Basic (US$)	1.27	0.70	80.7%		1.67	-23.7%
Adjusted EPS - Basic (US$) (2)	0.65	0.58	12.6%		1.29	-49.8%
EPS - Diluted (US$)	1.26	0.70	80.4%		1.65	-23.4%
Adjusted EPS - Diluted (US$) (2)	0.64	0.57	12.8%		1.28	-49.6%
Weighted Avg. # of Shares - Basic (000)	43,338	43,195	0.3%		42,908	1.0%
Weighted Avg. # of Shares - Diluted (000)	43,685	43,465	0.5%		43,464	0.5%

 (1) EBITDAR means earnings before interest, taxes, depreciation, amortization and rent.
(2) Break-even load factor, adjusted EBITDAR, Adjusted EBITDAR margin, Adjusted Net Income and Adjusted EPS (Basic and Diluted) exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.
Note:  A reconciliation of non-GAAP financial to the comparable US GAAP measures appears at the end of this press release.

MANAGEMENT’S COMMENTS ON 2Q09 RESULTS

Copa Holdings delivered exceptional second quarter results despite being adversely affected by declining unit revenues as a result of a weaker demand environment, partly due to the H1N1 flu crisis, which resulted in lower load factors and yields.  For 2Q09 the company reported operating income of US$36.8 million, a 17.8% increase over 2Q08.  Operating margin increased 2.8 percentage points from 10.5% to 13.2%, maintaining our position as one of the most profitable airlines in the world.

Total revenues decreased 6.8% during the quarter, while capacity increased 16.5%, which resulted in a 20.0% decrease in revenues per ASM (RASM) from 14.2 cents to 11.4 cents.  Passenger revenues, which represented 94% of total revenues, decreased 6.8% to US$261.7 million, due to a 20.0% decline in passenger revenue per ASM (PRASM), driven by a 13.3% drop in yield and a 5.7 percentage point decline in consolidated load factor from 74.5% to 68.7%.  During the quarter, passenger traffic was negatively affected as a result of the H1N1 flu crisis, which management estimates had an impact on consolidated revenue of approximately US$12 million.

In 2Q09, Copa Airlines’ yields came in at 14.7 cents, representing a decline of 11.9% compared to 2Q08.  Copa Airlines yields declined mainly as a result of lower average fares as a result of a less robust demand environment.  Aero Republica’s yields decreased 22.5% to 21.2 cents for the most part due to a weaker Colombian currency.

Consolidated operating expenses for 2Q09 decreased 9.7% to US$240.9 million, while consolidated operating expenses per ASM (CASM) decreased 22.5% to 9.9 cents.  Excluding fuel costs, unit costs decreased 9.1% to 7.1 cents, mostly due to lower distribution costs as a result of a lower average commission rate, in addition to an overall lower revenue base and an increase in direct sales.

Aircraft fuel expense decreased 33.9% or US$35.4 million compared to 2Q08, despite a 16.5% increase in available seat miles.  The Company’s effective jet fuel price, which includes a US$12.8 million negative fuel hedge effect in 2Q09 and a US$7.5 million positive fuel hedge effect in 2Q08, decreased from an average of US$3.47 in 2Q08 to US$2.04 in 2Q09.

For 2Q09, the Company had fuel hedges in place representing 30% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 28% in 3Q09 and 21% in 4Q09.  For both 2010 and 2011 the Company has hedged 9% of its consolidated volume.

The Company recorded non-operating income of US$21.5 million for 2Q09 compared to US$2.7 million of non-operating income for 2Q08.  Non-operating income for 2Q09 consisted of a fuel hedge mark-to-market gain of US$27.1 million, compared to a fuel hedge mark-to-market gain of US$5.7 million in 2Q08.

Copa Holdings closed the quarter with US$394.3 million in cash, short term and long term investments, representing approximately 31% of last twelve months´ revenues.    Total debt at the end of 2Q09 amounted to US$948.7 million, most of which relates to aircraft and equipment financing.

For 2Q09, Aero Republica recorded operating income of US$9.0 million, compared to an operating loss of US$2.8 million in 2Q08.  Operating margin for 2Q09 came in at 15.9%.  Aero Republica continues to benefit from its international expansion and fleet transition strategy aimed at replacing its MD-80 fleet with modern and fuel-efficient Embraer-190 aircraft.  For 2Q09, Aero Republica’s capacity, in terms of ASMs flown in Embraer-190 aircraft as a percentage of its total capacity, increased from 52% in 2Q08 to 68% in 2Q09.  By the end of 2009, Aero Republica will operate an all Embraer-190 fleet with an average age of two years, one of the youngest in the industry.

Additionally, as part of its international expansion, Aero Republica’s international capacity reached 23% of total capacity during 2Q09, as compared to 19% in 2Q08.  Furthermore, according to reported statistics from Colombia’s Civil Aeronautics Authority (Aerocivil), Aero Republica’s international passenger market share for the first five months of 2009 increased to 8%, up from 5.4% during the same period in 2008.

In 2009, Copa Airlines’ operational plan calls for capacity growth of approximately 16%, mostly as a result of the full year effect of capacity introduced during the course of 2008. At the same time, Aero Republica’s capacity growth will remain flat or increase slightly as the airline continues its transition to all Embraer-190 fleet.  This should result in a consolidated capacity growth of approximately 12%.  Copa Holdings’ consolidated fleet is expected to end the year flat at 55 aircraft, made up of 18 737-700s, 11 737-800s and 26 Embraer-190s.

Copa Holdings continues to deliver industry-leading results, despite negative factors that continue to affect the industry as a whole.  This is the result of a solid and resilient business model based on developing the most comprehensive and convenient network for intra Latin America travel and a very competitive cost structure.  Throughout the remainder of 2009, the Company will seek to continue strengthening its long term competitive position, with the advantages of a flexible fleet plan and a strong financial position.

OUTLOOK FOR 2009

Based on the Company’s year to date results, and expectations for the remainder of the year, Copa Holdings’ 2009 operating margin range and capacity guidance remain unchanged.  However, due to a weaker than expected demand environment, full year consolidated load factor is projected to come in at 72%, down from 76% in 2008.  Additionally, unit revenues (RASM) are now forecasted to decline approximately 16% from 2008 levels to 12.2 cents.  However, unit costs excluding fuel are also forecasted to come in at 7.2 cents, or approximately 4% below 2008 levels. We currently estimate an effective full year 2009 jet fuel price of jet fuel, including the effect of current hedge contracts and into plane costs, of US$2.16 per gallon, up from the previous estimate of $2.11 per gallon and down from $3.24 in 2008.

Financial Outlook (US GAAP)	2009 - Full Year Revised	2009 - Full Year Prior	2008 Actual
ASMs (billion)	+/-10.0	+/-10.0	8.8
Average Load Factor	+/-72%	+/-74%	76%
RASM (cents)	+/-12.2	+/-12.6.	14.6
CASM Ex-fuel (cents)	+/- 7.2	+/- 7.5	7.5
Operating Margin	16-18%	16-18%	17.4%

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q09 totaled US$277.6 million, a 6.8% or US$20.3 million decline from operating revenue of US$297.9 million in 2Q08, mainly due to a 7.5% or US$18.1 million decrease in Copa Airlines’ operating revenue and a 6.4% or US$3.8 million decline in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 2Q09 totaled US$222.7 million, a 7.5% decline from operating revenue of US$240.8 million in 2Q08.  This decline was primarily due to a 7.2% or US$16.2 million drop in passenger revenue.

Passenger revenue. For 2Q09 passenger revenue totaled US$209.5 million, a 7.2% decline from passenger revenue of US$225.7 million in 2Q08 as ASMs increased by 18.1% in 2Q09 as compared to 2Q08.  Passenger yield decreased 11.9% to 14.7 cents, while load factor decreased 8.5 percentage points from 78.3% to 69.9 in 2Q09.

Cargo, mail and other. Cargo, mail and other revenue totaled US$13.3 million in 2Q09, a 12.2% decline from cargo, mail and other of US$15.1 million in 2Q08.

Aero Republica operating revenue

During 2Q09, Aero Republica generated operating revenue of US$56.4 million, representing a 6.4% decline from 2Q08.  This decrease resulted mainly from a US$2.9 million or 5.3% decline in passenger revenue.  During the quarter Aero Republica’s capacity (ASMs) increased by 8.9% mainly as a result of increased international presence, while traffic (RPMs) increased 22.1%, resulting in a load factor of 62.8% or 6.8 percentage point above 2Q08.  Yields decreased by 22.5% primarily due to lower fuel surcharges and a weaker Colombian currency.

Operating expenses

For 2Q09, consolidated operating expenses decreased 9.7% to US$240.9 million, representing operating cost per available seat mile (CASM) of 9.9 cents.  Operating cost per available seat mile (CASM), excluding fuel costs, decreased 9.1% from 7.8 cents in 2Q08 to 7.1 cents in 2Q09.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q09, aircraft fuel totaled US$68.9 million, a US$35.4 million or 33.9% decrease from aircraft fuel of US$104.2 million in 2Q08. This decline was primarily a result of a 41.2% decrease in the average price per gallon of jet fuel (all-in), which averaged US$2.04 in 2Q09 as compared to US$3.47 in 2Q08, offset by a 13.8% increase in gallons consumed resulting from increased capacity.  The all-in average price per gallon of jet fuel for 2Q09 includes a US$12.8 million fuel hedge loss.
Salaries and benefits. For 2Q09, salaries and benefits totaled US$38.2 million, a 17.4% increase over salaries and benefits of US$32.6 million in 2Q08. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. For 2Q09, passenger servicing totaled US$25.1 million, a 7.5% increase over passenger servicing of US$23.4 million in 2Q08. This increase was primarily a result of an increase in capacity and passengers carried.

Commissions. For 2Q09, commissions totaled US$12.7 million, a 28.7% decrease from commissions of US$17.8 million in 2Q08. This decrease was primarily a result of lower average commission rates at both Copa Airlines and Aero Republica and a lower revenue base.
Reservations and sales. Reservations and sales totaled US$13.1 million, a 9.3% decrease from reservation and sales of US$14.5 million in 2Q08.  This decrease was primarily a result of lower reservation volume handled through global distribution systems.
Maintenance, material and repairs. For 2Q09, maintenance, material and repairs totaled US$21.6 million, a 33.2% increase over maintenance, material and repairs of US$16.2 million in 2Q08. This increase was primarily a result of increased capacity and the timing of major overhaul events at Copa Airlines.
Depreciation. Depreciation totaled US$12.0 million in 2Q09, a 14.7% increase over depreciation of US$10.4 million in 2Q08. This increase was primarily related to the depreciation of new aircraft and spares.
Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 2.3% from US$33.6 million in 2Q08 to US$34.4 million in 2Q09.
Other. Other expenses totaled US$14.9 million in 2Q09, an increase of US$0.9 million.

Copa Airlines operating expenses

Copa Airlines’ operating expenses decreased 5.7% to US$195.0 million from US$206.8 million in 2Q08, despite an 18.1% increase in capacity.  Operating expenses per available seat mile decreased 20.2% to 9.5 cents in 2Q09 from 11.9 cents in 2Q08.  Excluding fuel costs, operating expenses per available seat mile decreased 7.5% from 7.2 cents in 2Q08 to 6.7 cents in 2Q09.

Aircraft fuel. For 2Q09, aircraft fuel totaled US$58.0 million, a 28.8% decrease from aircraft fuel expense of US$81.5 million in the same period in 2008. This decrease was primarily a result of a 37.3% decline in the average price per gallon of jet fuel (all-in), which averaged US$2.12 in 2Q09 as compared to US$3.38 in 2Q08. The all-in average price per gallon of jet fuel for 2Q09 includes $12.4 million fuel hedge loss.
Salaries and benefits. For 2Q09, salaries and benefits totaled US$30.4 million, a 20.8% increase over salaries and benefits of US$25.1 million in the same period in 2008. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$21.0 million for 2Q09, an 11.2% increase over passenger servicing of US$18.9 million in 2Q08.  This increase was primarily the result of an increase in capacity and passengers carried.
Commissions. Commissions totaled US$9.3 million for 2Q09, a 34.9% decrease from commissions of US$14.2 million in 2Q08. This decrease was primarily a result of a lower average commission rate and a lower revenue base
Reservations and sales. Reservations and sales totaled US$10.2 million, a 5.0% decrease from reservation and sales of US$10.8 million in 2Q08.  This decrease was primarily a result of lower reservation volume handled through global distribution systems.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$17.9 million in 2Q09, a 69.6% increase over maintenance, materials and repairs of US$10.5 million in 2Q08. This came mainly as a result of increased capacity and the timing of major overhaul events.
Depreciation. Depreciation totaled US$11.0 million in 2Q09, a 20.5% increase over depreciation of US$9.1 million in 2Q08, primarily related to depreciation of new aircraft and spare parts.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals decreased 3.2% from US$26.6 million in 2Q08 to US$25.7 million in 2Q09.
Other. Other expenses increased US$1.4 million from US$10.1 million in 2Q08 to US$11.6 million in 2Q09.

Aero Republica operating expenses

Aero Republica’s operating expenses decreased 24.7% to US$47.5 million in 2Q09 from US$63.1 million in 2Q08.  Operating expenses per available seat mile (CASM) decreased 30.9% to 12.1 cents in 2Q09 from 17.5 cents in 2Q08.  CASM, excluding fuel costs, decreased 16.7% from 11.2 cents in 2Q08 to 9.3 cents in 2Q09, mainly due to less overhaul events and the effect of a weaker Colombian currency.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a gain of US$21.5 million in 2Q09, compared to a gain of US$2.7 million in 2Q08.

Interest expense.  Interest expense totaled US$8.5 million in 2Q09, a 13.2% decrease from interest expense of US$9.8 million in 2Q08, primarily as a result of lower rates on variable rate debt.
Interest capitalized.  Interest capitalized totaled US$0.2 million in 2Q09, a 51.9% decrease from 2Q08.
Interest income. Interest income totaled US$2.2 million, a 14.8% decrease from interest income of US$2.6 million in 2Q08, mostly a result of lower rates.
Other, net.  Other net totaled a gain of US$27.6 million in 2Q09, mainly related to a US$27.1 million non-cash gain related to the mark-to-market of fuel hedge contracts.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct flights to Caracas, Venezuela from the cities of Bogota and Cartagena.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%		Unaudited	%
	2Q09	2Q08	Change		1Q09	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,270	1,168	8.7%		1,287	-1.3%
Revenue passengers miles (RPMs) (mm)	1,676	1,559	7.5%		1,807	-7.3%
Available seat miles (ASMs) (mm)	2,438	2,093	16.5%		2,430	0.3%
Load factor	68.7%	74.5%	-5.7	p.p.	74.4%	-5.6	p.p.
Break-even load factor			0.0	p.p.		0.0	p.p.
Yield (cents)	15.6	18.0	-13.3%		16.2	-3.7%
RASM (cents)	11.4	14.2	-20.0%		12.7	-10.4%
CASM (cents)	9.9	12.7	-22.5%		9.9	0.1%
CASM - excl. fuel (cents)	7.1	7.8	-9.1%		6.8	3.0%
Fuel gallons consumed (mm)	33.7	29.7	13.8%		33.9	-0.4%
Average price of Fuel - Net of Hedges (US$)	2.04	3.47	-41.2%		2.16	-5.5%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,429	1,357	5.3%		1,566	-8.8%
Available seat miles (ASMs) (mm)	2,045	1,732	18.1%		2,039	0.3%
Load factor	69.9%	78.3%	-8.5	p.p.	76.8%	-6.9	p.p.
Break-even load factor			0.0	p.p.		0.0	p.p.
Yield (US$ cents)	14.7	16.6	-11.9%		15.5	-5.4%
RASM (cents)	10.9	13.9	-21.7%		12.6	-13.2%
CASM (cents)	9.5	11.9	-20.2%		9.5	0.5%
CASM - excl. fuel (cents)	6.7	7.2	-7.5%		6.4	4.1%
Fuel gallons consumed (mm)	27.3	23.7	15.5%		27.5	-0.7%
Average price of Fuel - Net of Hedges (US$)	2.12	3.38	-37.3%		2.25	-5.7%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	247	202	22.1%		241	2.6%
Available seat miles (ASMs) (mm)	393	361	8.9%		390	0.6%
Load factor	62.8%	62.8%	0.0	p.p.	61.6%	1.2	p.p.
Break-even load factor			0.0	p.p.		0.0	p.p.
Yield (cents)	21.2	27.3	-22.5%		20.9	1.1%
RASM (cents)	14.4	16.7	-14.0%		13.8	4.4%
CASM (cents)	12.1	17.5	-30.9%		12.1	-0.5%
CASM - excl.fuel (cents)	9.3	11.2	-16.7%		9.3	0.6%
Fuel gallons consumed (mm)	6.4	6.0	7.0%		6.3	0.8%
Average price of Fuel - Net of Hedges (US$)	1.70	3.80	-55.3%		1.77	-4.2%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q09	2Q08	Change	1Q09	Change
Operating Revenues
Passenger Revenue	261,743	280,919	-6.8%	293,152	-10.7%
Cargo, mail and other	15,896	17,010	-6.5%	15,604	1.9%
Total Operating Revenue	277,639	297,929	-6.8%	308,756	-10.1%

Operating Expenses
Aircraft fuel	68,889	104,239	-33.9%	73,472	-6.2%
Salaries and benefits	38,223	32,553	17.4%	36,733	4.1%
Passenger servicing	25,129	23,375	7.5%	26,019	-3.4%
Commissions	12,700	17,818	-28.7%	13,223	-4.0%
Reservations and sales	13,149	14,505	-9.3%	13,040	0.8%
Maintenance, material and repairs	21,559	16,180	33.2%	16,860	27.9%
Depreciation	11,966	10,433	14.7%	11,928	0.3%
Flight operations	15,071	14,015	7.5%	14,935	0.9%
Aircraft rentals	11,487	12,012	-4.4%	12,366	-7.1%
Landing fees and other rentals	7,798	7,557	3.2%	8,376	-6.9%
Other	14,917	14,047	6.2%	12,886	15.8%
Total Operating Expense	240,888	266,734	-9.7%	239,838	0.4%

Operating Income	36,751	31,195	17.8%	68,918	-46.7%

Non-operating Income (Expense):
Interest expense	(8,520)	(9,815)	-13.2%	(8,936)	-4.7%
Interest capitalized	233	484	-51.9%	318	-26.7%
Interest income	2,211	2,596	-14.8%	2,563	-13.7%
Other, net	27,602	9,479	191.2%	14,394	91.8%
Total Non-Operating Income/(Expense)	21,526	2,744	684.6%	8,339	158.2%

Income before Income Taxes	58,277	33,938	71.7%	77,256	-24.6%

Provision for Income Taxes	3,115	3,507	-11.2%	5,641	-44.8%

Net Income	55,162	30,431	81.3%	71,615	-23.0%

Basic EPS	1.27	0.70	80.7%	1.67	-23.7%
Basic Shares	43,337,693	43,194,566	0.3%	42,907,967	1.0%

Diluted EPS	1.26	0.70	80.4%	1.65	-23.4%
Diluted Shares	43,684,875	43,464,749	0.5%	43,463,759	0.5%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)	June 30,	March 31,	June 30,
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$298,479	$302,905	$223,505
Short-term investments	87,544	92,568	86,500
Total cash, cash equivalents and short-term investments	386,023	395,473	310,005

Accounts receivable, net of allowance for doubtful accounts	80,035	82,021	97,525
Accounts receivable from related parties	3,218	3,169	2,108
Expendable parts and supplies, net of allowance for obsolescence	22,481	20,751	18,287
Prepaid expenses	27,207	23,270	23,173
Other current assets	3,835	5,419	23,395
Total Current Assets	522,799	530,103	474,493

Long-term investments	8,293	7,652	17,730

Property and Equipment:
Owned property and equipment:
Flight equipment	1,428,433	1,415,590	1,300,486
Other equipment	59,728	57,109	53,263
	1,488,161	1,472,699	1,353,749
Less: Accumulated depreciation	(198,324)	(186,222)	(155,915)
	1,289,837	1,286,477	1,197,834
Purchase deposits for flight equipment	122,364	80,674	64,567
Total Property and Equipment	1,412,201	1,367,151	1,262,401

Other Assets:
Net pension asset	1,832	1,658	1,236
Goodwill	22,588	19,038	25,355
Intangible asset	33,119	27,913	37,177
Other assets	32,738	28,977	31,020
Total Other Assets	90,277	77,586	94,788
Total Assets	$2,033,570	$1,982,493	$1,849,412

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$157,040	$114,741	$100,454
Accounts payable	49,552	50,333	48,213
Accounts payable to related parties	6,771	7,892	9,511
Air traffic liability	157,056	154,469	195,579
Taxes and interest payable	39,346	39,746	38,208
Accrued expenses payable	39,902	37,418	44,599
Other current liabilities	20,970	46,337	4,190
Total Current Liabilities	470,637	450,937	440,754

Non-Current Liabilities:
Long-term debt	791,612	812,124	795,820
Post employment benefits liability	2,208	2,060	1,897
Other long-term liabilities	11,158	9,052	10,965
Deferred tax liabilities	9,839	8,135	8,375
Total Non-Current Liabilities	814,817	831,371	817,057

Total Liabilities	1,285,454	1,282,308	1,257,811

Shareholders' Equity:
Class A - 30,416,440 shares issued and outstanding	20,858	20,858	20,761
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	16,009	14,664	11,160
Retained earnings	704,523	665,617	545,322
Accumulated other comprehensive income (loss)	(1,996)	(9,676)	5,636
Total Shareholders' Equity	748,116	700,185	591,601
Total Liabilities and Shareholders' Equity	$2,033,570	$1,982,493	$1,849,412

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted EBITDAR, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable US GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable US GAAP measures:

Reconciliation of EBITDAR
Excluding Special Items	2Q09	2Q08	1Q09

Net income as Reported	$55,162	$30,431	$71,615

Interest Expense	(8,520)	(9,815)	(8,936)
Capitalized Interest	233	484	318
Interest Income	2,211	2,596	2,563
Income Taxes	(3,115)	(3,507)	(5,641)
EBIT	64,353	40,674	83,311

Depreciation and Amortization	11,966	10,433	11,928
EBITDA	76,319	51,107	95,239

Aircraft Rent	11,487	12,012	12,366
Other Rentals	3,345	3,610	3,812
EBITDAR	$91,150	$66,729	$111,417

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(27,069)	(5,679)	(16,163)
Adjusted EBITDAR	$64,081	$61,050	$95,254

Reconciliation of Net Income
Excluding Special Items	2Q09	2Q08	1Q09

Net income as Reported	$55,162	$30,431	$71,615

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(27,069)	(5,679)	(16,163)
Adjusted Net Income	$28,093	$24,752	$55,452

Shares used for Computation (in thousands)
Basic	43,338	43,195	42,908
Diluted	43,685	43,465	43,464

Adjusted earnings per share
Basic	0.65	0.57	1.29
Diluted	0.64	0.57	1.28

FOOTNOTE:

(1)
The 2Q09, 2Q08 and 1Q09 periods included non-cash gains of US$27.1 million, US$5.7 million and US$16.2 million, respectively, resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 08/5/2009
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO